CONSENT OF MESUT SOYLU

In connection with the filing of the annual report on Form 40-F (the “Annual Report”) of Eurasian Minerals Inc. (the “Company”) with the U.S. Securities and Exchange Commission, I hereby consent to the references to my name and to the use of the technical reports entitled “Technical Report on the Exploration Results and Resource Estimates for the Sisorta Property, Sivas Province, Turkey,” dated July 31, 2009, and “Akarca Gold-Silver Project Technical Report, Turkey,” dated November 1, 2011, and the information derived from such reports, included in the Annual Information Form of the Company and the Management’s Discussion and Analysis of the Company, each for the year ended December 31, 2013, as applicable, which are filed as exhibits to, and incorporated by reference into, the Annual Report.

Dated: April 1, 2014

/s/ Mesut Soylu
Mesut Soylu